January 27, 2004

VIA ELECTRONIC TRANSMISSION (Correspondence Filing)

U.S. Securities and Exchange Commission

Division of Investment Management

450 Fifth St., N.W.

Washington, D.C. 20549

Attn:  Ms. Linda Stirling

Re:

AdvisorOne Funds – CMG High Income Plus Fund

Form N-1A; Filed November 18, 2003

File Nos. 333-110579,   811-08037

Dear Ms. Stirling:

Pursuant to Rule 477 of Regulation C, promulgated under the Securities Act of 1933, as amended, AdvisorOne Funds (the “Fund”) hereby applies for withdrawal of the above-referenced Form N-1A with respect to the CMG High Income Plus Fund originally filed with the U.S. Securities and Exchange Commission on November 18, 2003.  We are requesting the withdrawal due to the fact that the registration statement was filed on the wrong form.  Please note that no securities were sold in connection with this offering.

The Company respectfully requests that the Commission consents to the withdrawal of the Registration Statement, effective as of the filing of this request.

Very Truly Yours,

AdvisorOne Funds

By:  /s/

W. Patrick Clarke

Name: W. Patrick Clarke, President

/s/ Michael Miola*

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Trustee &

January  27, 2004

Michael Miola

Chairman

 /s/ L. Merill Bryan, Jr.*

Trustee

January  27, 2004

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 L. Merill Bryan, Jr.

/s/ Gary Lanzen*

Trustee

January 27, 2004

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 Gary Lanzen

/s/ John W. Pacheco*

Trustee

January 27, 2004

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  John W. Pacheco

/s/ Michael J. Wagner

Treasurer

January 27, 2004

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Michael J. Wagner

By    /s/ Brian Nielsen

January 27, 2004

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           Brian Nielsen  *

        Attorney-in-Fact